UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

29 December 2010
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

“This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No.333-166313) and Form S-8 (No.s 333-165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.”

Enclosure:    CRH Announces Results of the Cash Tender Offers

N      E      W      S                R      E      L      E      A      S      E

29 December 2010

CRH Announces Results of the Cash Tender Offers

CRH plc ("CRH") announced the expiration as of 11:59 p.m., New York time, on December 28, 2010 (the "Expiration Time") of the cash tender offers by CRH and its wholly owned subsidiary, CRH America, Inc. ("CRH America"), whereby (a) CRH America offered to purchase up to $750 million aggregate principal amount of the outstanding 6.95% Notes due 2012, the outstanding 5.625% Notes due 2011 and the outstanding 5.30% Notes due 2013 (the "CRH America Offers") and (b) CRH offered to purchase up to $50 million aggregate principal amount of the outstanding 6.40% Notes due 2033 (the "CRH Offer" and, together with the CRH America Offers, the "Tender Offer"). The terms and conditions of the Tender Offer are described in the Offer to Purchase dated November 30, 2010 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal") that were distributed to Holders of the Notes.

In the CRH America Offers, $750 million in aggregate principal amount of Notes were validly tendered and accepted for purchase, and in the CRH Offer, $36.112 million in aggregate principal amount of Notes were validly tendered and accepted for purchase, as more fully set forth below:

Title of Security	CUSIP/ ISIN	Principal Amount Outstanding	Principal Amount Tendered	Principal Amount Accepted	Final Proration Percentage(1)	Acceptance Priority Level
6.95% Notes due 2012	12626PAD5 / US12626PAD50	$1,000,000,000	$657,082,000	$657,082,000	100.00%	1
5.625% Notes due 2011	12626PAH6 / US12626PAH64	$500,000,000	$267,979,000	$92,918,000	34.67%	2
5.30% Notes due 2013	12626PAE3 / US12626PAE34	$700,000,000	$106,698,000	$0	0.00%	3
6.40% Notes due 2033	12626PAF0 / US12626PAF09	$248,667,000	$36,112,000	$36,112,000	100.00%	N/A

(1)  Rounded to the nearest one-hundredth of one percent.

CRH America has accepted for purchase all 6.95% Notes due 2012 validly tendered and not validly withdrawn (Acceptance Priority Level one), $92,918,000 in aggregate principal amount of the 5.625% Notes due 2011 validly tendered and not validly withdrawn (Acceptance Priority Level two), which represents a proration factor of approximately 34.67% (as provided in the Offer to Purchase and the Letter of Transmittal), and none of the 5.30% Notes due 2013 validly tendered and not validly withdrawn (Acceptance Priority Level three). CRH has accepted for purchase all 6.40% Notes due 2033 validly tendered and not validly withdrawn.

Each of CRH America and CRH, as applicable, expects to make payment for all Notes accepted for purchase pursuant to the Tender Offer in same-day funds today (except for $492,713,000 in aggregate principal amount of 6.95% Notes due 2012, for which payment was made on December 14, 2010, the Early Settlement Date).

J.P. Morgan Securities LLC, UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and RBS Securities Inc. served as dealer managers for the Tender Offer and D.F. King & Co., Inc. served as the information and tender agent.

Capitalized terms used but not otherwise defined in this announcement have the meanings given to them in the Offer to Purchase.

DISCLOSURE NOTICE:  Some statements in this news release may constitute forward-looking statements.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements.  A description of risks and uncertainties can be found in the Annual Report on Form 20-F of CRH and its other public filings and press releases.  Except as required by law, neither CRH nor CRH America assumes any obligation to update any forward-looking statements contained in this news release as a result of new information or future events or developments.

For more information contact:
J.P. Morgan Securities LLC Dealer Manager Tel: (866) 834-4666 (toll free) Tel: (212) 834-3118 (collect)	UBS Securities LLC Dealer Manager Tel: (888) 719-4210 (toll free) Tel: (203) 719-4210 (collect)
CRH plc Investor Relations Tel: +353 1 404 1000

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000   FAX +353 1 404 1007
E-MAIL: mail@crh.com    WEBSITE: www.crh.com    Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  29 December 2010

By:___/s/Maeve Carton___
M. Carton
Finance Director